Mail Stop 3561

January 22, 2007

Richard H. Bachmann
President and Chief Executive Officer
Duncan Energy Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

> **Re:** **Duncan Energy Partners L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 22, 2007**
> **File No. 333-138371**

Dear Mr. Bachmann:

       We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Exhibit 5.1, Legality Opinion

1. We note that the opinion is limited to the Delaware Revised Uniform Limited Partnership Act. Please revise your opinion so that it speaks to all statutory provisions and applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws. See the Corporation Finance Current Issues Outline, November 12, 2000.

Exhibit 8.1, Tax Opinion

2. Please delete the statement indicating that the opinion is limited to the date of filing.

* * * * *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Erik Norris, Esq.
       Andrews Kurth LLP
       Fax: (713) 220-4285